PUBLIC

SEC
Mail Processing
Section

MAR 18 2019

Washington DC
413

SECURITIES AND EXCHANGE COMMISSION

19010292

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 Peachtree Road NE, Suite 272
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 Sybelia Avenue, STE 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Bruce Alan Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Group, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHANNA MCLEAN
MY COMMISSION EXPIRES
NOTARY
PUBLIC
FEBRUARY 16, 2020
FULTON COUNTY, GEORGIA

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Fortress Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fortress Group, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fortress Group, Inc.'s management. Our responsibility is to express an opinion on Fortress Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fortress Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Fortress Group, Inc.'s auditor since 2018.

Maitland, Florida

March 13, 2019

FORTRESS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	951,305
Accounts receivable		79,585
Prepaid expenses and deposits		17,698
Property and equipment, net		2,724
Other assets		11,510
Total Assets	$	1,062,822

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	8,790
Payroll liabilities		82,833
Accrued Retirement Contribution		221,743
Deferred Rent		52,619
Total Liabilities		365,985
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 10,000 authorized; 2,600 shares issued and		26
Additional paid-in capital		25,974
Retained Earnings		670,837
Total Stockholders' Equity		696,837
Total Liabilities and Stockholders' Equity	$	1,062,822

See accompanying notes to the financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - Fortress Group, Inc. (the Company) provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative assets fund managers.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue from Contracts with Customers - Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the\ point in time when the Company's performance under the terms of the contractual arrangement is completed, which) is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will / receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2018, there were no advances to the Company.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2018. The Company is no longer subject to examination by taxing authorities for years prior to 2015.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable - Accounts receivable represent amounts billed but not yet received. Management regularly evaluates the allowance for doubtful accounts considering a number of factors. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice due date and, based on assessment of current creditworthiness, past payment history, and historical loss experience, estimates the portions, if any, of the balance that will not be collected. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2018 as all receivables were deemed collectable.

Property and equipment – Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies as of December 31, 2018.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2018 consist of the following classifications:

Computers & peripherals	$	68,366
Furniture		48,809
Office equipment		16,657
		133,832
Less accumulated depreciation		131,108
Property and equipment, net	$	2,724

NOTE 4 - LEASES

The Company has an operating lease agreement for office space, expiring in 2021. Aggregate minimum annual lease payments, through November 2021, are as follows: $121,700 for 2019; $125,352 for 2020; and $118,274 for 2021.

NOTE 5 - PENSION PLAN

The Company established a retirement plan during the year ended December 31, 2013 to replace the former Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of

NOTE 5 - PENSION PLAN (Continued)

Directors. Employees do not make contributions into the plan. For the year ended December 31, 2018, the Company contributed $221,743 to the plan and is included in expenses in the statement of operations.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2018, the Company has net capital of $567,871, which exceeds its minimum of $24,399 by $543,472.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2018 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report IIA for the period ending December 31, 2018. Consequently, a reconciliation was not required and is therefore not including herein.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $628,000 as of December 31, 2018.

During the year ended December 31, 2018, approximately 54% of the revenues were derived from five customers.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Fortress Placement Services (UK) Ltd on January 1, 2017 to share in the use of and the expense of certain individuals and resources, as well as the revenue earned by the respective companies using the shared resources. The agreement was amended on October 1, 2017. During the year ended December 31, 2018, the Company recorded $127,633 in revenue pursuant to the shared service agreement $347,097 of shared revenue expense related party and approximately $109,700 in salary reimbursements and $12,000 in database royalty fees from Fortress Placement Services (UK) Ltd.

The Company and Fortress Placement Services (UK) Ltd share common ownership.

NOTE 9 – NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board and International Accounting Standards Board issued a new standard ASC 606 on revenue recognition in May 2014, which is effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services. Management of the Company has assessed the impact of the adoption of the new standard and can reasonably assure that the new standard has no effect on financial statements for past reporting periods. The Company was already following a policy to recognize all earned commission income as of a trade date to satisfy performance obligation criteria.

In February 2016, the FASB issued ASU 2016-02 Leases - (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019.' Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

NOTE 10 – SUBSEQUENT EVENTS

The Company follows the guidance of FASB ASC topic 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on March 13, 2019.